January 17, 2018

TO:

All Securities Commissions of Canada

TSX Venture Exchange

Attention:  Statutory Filings

Re:  Notice of Record and Meeting Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:

Focus Ventures Ltd.

Meeting Date:

Wednesday, April 4, 2018

Record Date for Notice and Voting:

Wednesday, February 14, 2018

Beneficial Ownership Determination Date:

Wednesday, February 14, 2018

Security Description:

Common

CUSIP #:

34416M 10 8

ISIN:

CA34416M1086

Meeting Type:

Annual and Special

Issuer Sending Material via Notice-and-Access:

Yes

Issuer Sending Material Directly to NOBOs:

No

Issuer Paying to Send Material to OBOs:

No

FOCUS VENTURES LTD.

Sally Whittall, Corporate Secretary